

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 4, 2016

<u>Via E-mail</u>
Mr. David Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

> Re: **Iconix Brand Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 001-10593**

Dear Mr. Jones:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining